SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ONEOK, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

68267810

(CUSIP Number)

November 25, 2003

(Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 68267810

1.	Names of reporting person			Westar Energy, Inc.

	I.R.S. Identification No. of above person (entities only)			48-0290150

2.	Check the appropriate box if a member of a group*			(a) ☐
				(b) ☐

3.	SEC use only

4.	Citizenship or place of organization			Kansas

	Number of shares	5.	Sole voting power	0
	beneficially owned by	6.	Shared voting power	0
	each reporting	7.	Sole dispositive power	0
	person with	8.	Shared dispositive power	0

9.	Aggregate amount beneficially owned by each reporting person			0

10.	Check box if the aggregate amount in row (9) excludes certain shares			☐

11.	Percent of class represented by amount in row (9)			0

12.	Type of reporting person			CO

Item 1(a). Name of Issuer:

ONEOK, Inc., an Oklahoma corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 West Fifth Street, Tulsa, Oklahoma 74103

Item 2(a). Name of Person Filing:

This amended statement on Schedule 13G is filed by Westar Energy, Inc., a Kansas corporation (“Westar Energy”) and relates to the Issuer’s Common Stock, par value $0.01 (the “Common Stock”). Westar Energy originally filed a statement relating to the Common Stock on Schedule 13D on December 5, 1997. It amended such statement from time to time on behalf of itself and its wholly-owned subsidiary, Westar Industries, Inc., which formerly held the Common Stock directly. As reported in a statement on Schedule 13G filed on August 13, 2003, immediately after its sale of approximately 12.1 million shares of the Common Stock on August 11, 2003, Westar Industries, Inc. transferred its remaining holdings of the Issuer’s securities to Westar Energy pursuant to an agreement reached by Westar Energy with the Kansas Corporation Commission. On November 25, 2003, Westar Energy sold 13,680,240 shares of Common Stock through broker-assisted transactions.

Item 2(b). Address of Principal Business Office or, if None, Residence:

818 S. Kansas Avenue, Topeka, KS 66612

Item 2(c). Citizenship:

Westar is a Kansas corporation.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

68267810

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	Investment company registered under Section 8 of the Investment Company Act;
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:	0
(b)	Percent of class:	0%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the	0
	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

/s/    LARRY D. IRICK

Larry D. Irick

Vice President and General Counsel

Westar Energy, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).